Exhibit (a)(8)

April 25, 2003

Dear Shareholder:

The purpose of this letter is to introduce the proposals described in the enclosed documents, which should be read before making a decision as to whether to accept the offer described below and in the enclosed documents. This letter is a summary of the proposals and should not be regarded as a substitute for reading the full documents.

On March 20, 2003 the Boards of Smith & Nephew plc and Centerpulse Ltd. announced that they have agreed to combine their businesses in order to create a leading global orthopedics company. The business combination marks a milestone in the history of Centerpulse and offers both companies various strategic benefits. The business combination will be accomplished by means of an offer for Centerpulse shares, including Centerpulse shares represented by Centerpulse American Depositary Shares (ADS), in exchange for cash and shares of Smith & Nephew Group plc, a newly created holding company that will own Smith & Nephew and Centerpulse after the completion of the offer. Under the terms of the offer, which is subject to certain conditions, you will receive the following:

•	for each Centerpulse share tendered in the offer, 25.15 shares of Smith & Nephew Group and CHF 73.42 in cash and

•	for each Centerpulse ADS tendered in the offer, 0.2515 of a Smith & Nephew Group ADS and the US dollar equivalent of CHF 7.342 in cash. (Each Centerpulse ADS represents 1/10th of a Centerpulse share.)

The offer also includes a mix and match election that allows you to elect to receive either more Smith & Nephew Group shares (or Smith & Nephew ADSs, as applicable) or more cash than the standard entitlements described above.

Your Board unanimously recommends that you accept the offer.

Sincerely,

Max Link

Chairman of the Board and Chief Executive Officer